This document serves as a restatement of the reporting
      person's Schedule 13D and previous amendments thereto in accordance with Rule 101(a)(2)(ii) of Regulation S-T

                          UNITED STATES
               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C. 20549

                          SCHEDULE 13D

            Under the Securities Exchange Act of 1934
                       (Amendment No. 6)*

                      LIQUI-BOX CORPORATION
                   __________________________
                        (Name of Issuer)

                COMMON SHARES, without par value
               __________________________________
                 (Title of Class of Securities)

                            536314107
                       __________________
                         (CUSIP Number)

                         Samuel B. Davis
                      Liqui-Box Corporation
                             Box 494
                  Worthington, Ohio  43085-0494
                         (614) 888-9280
_________________________________________________________________
    (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                Not Applicable - Voluntary Filing
     ______________________________________________________
     (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule
13G to report the acquisition which is the subject of this
Schedule 13D, and is filing this schedule because of Rule 13d-
1(b)(3) or (4), check the following box [   ].

Check the following box if a fee is being paid with this
statement [   ].  (A fee is not required only if the reporting
person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of less than five percent of such class.) (See Rule 13d-7.)

NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)
                          SCHEDULE 13D

CUSIP No. 536314107

1.   NAME OF REPORTING PERSON                             Samuel B.Davis
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON    ###-##-####


2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [   ]
                                                       (b) [ X ]

3.   SEC USE ONLY



4.   SOURCE OF FUNDS*                                  PF; SC


5.  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT OT ITEMS 2(d) or 2(e)                         [   ]


6.   CITIZENSHIP OR PLACE OF ORGANIZATION         United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.   SOLE VOTING POWER:                           1,064,272 common shares

8.   SHARED VOTING POWER:                               -0-

9.   SOLE DISPOSITIVE POWER:                        937,245 common shares

10.  SHARED DISPOSITIVE POWER:                      127,027 common shares


11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
     REPORTING PERSON:                            1,064,272 common shares


12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
     EXCLUDES CERTAIN SHARES:*                         [   ]


13.  PERCENT OF CLASS REPRESENTED BY AMOUNT
     IN ROW (11):                                      16.7%


14.  TYPE OF REPORTING PERSON:                           IN



              *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE
                          ATTESTATION.

                        SAMUEL B. DAVIS
                       AMENDMENT NO. 6 to
                          SCHEDULE 13D


Item 1.   Security and Issuer.

           This Amendment No. 6 to the Schedule 13D filed by the reporting person relates to common shares, each without par value (the "Common Shares"), of Liqui-Box Corporation, an Ohio corpora tion (the "Issuer"), the principal executive offices of which are located at 6950 Worthington-Galena Road, Box 494, Worthington, Ohio 43085-0494.


Item 2.   Identity and Background.

           The following sets forth certain information regarding the reporting person:

a)   Name - Samuel B. Davis

b)   Business  Address - 6950 Worthington-Galena Road,  Box  494,
     Worthington, Ohio 43085-0494.

c) Principal Occupation and Employer - Chairman of the Board, Chief Executive Officer, President and Treasurer of Liqui-Box Corporation, 6950 Worthington-Galena Road, Box 494, Worthington, Ohio 43085-0494, a manufacturer of various types of plastic packaging and plastic packaging machinery and systems.

d) During the last five years, the reporting person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

e) During the last five years, the reporting person has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

f) The reporting person is a citizen of the United States of America.


Item 3.   Source and Amount of Funds or Other Consideration.

           During the 1994 fiscal year of the Issuer, pursuant to the Liqui-Box Corporation Employees' Profit Sharing and Salary Deferral Plan (the "Liqui-Box 401(k) Plan"), 274 Common Shares were acquired for the reporting person's account at average prices ranging from $31.50 to $40.00. These Common Shares were purchased with employer contributions and contributions made by the reporting person to the Liqui-Box 401(k) Plan. The reporting person exercises no voting or investment power with respect to these Common Shares.

           In addition, on August 12, 1994, the reporting person exercised an outstanding option to purchase 8,639 Common Shares at an exercise price of $14.116 per share. The exercise price of the option was paid by the reporting person in cash using personal funds.

          Also see Items 5(a) and 5(b).


Item 4.   Purpose of Transaction.

           See Items 3 and 5. The reporting person has no plans or proposals which relate to or would result in any of the events or changes described in sub-items (a) through (j) of Item 4 of
Schedule 13D.


Item 5.   Interest in Securities of the Issuer.

a and b) The aggregate number and percentage of Common Shares of the Issuer beneficially owned by the reporting person as of December 31, 1994, and the nature of such ownership is as follows:

                              NATURE OF                         PERCENT
COMMON SHARES            BENEFICIAL OWNERSHIP                 OF CLASS (1)

   937,245 (2)     Sole Voting and Sole Dispositive               14.7
   127,027 (3)     Sole Voting and Shared Dispositive              2.0%
 1,064,272                                                        16.7%

___________________

(1) Based upon 6,267,666 Common Shares outstanding as of December 31, 1994 and the number of Common Shares as to which the reporting person has the right to acquire beneficial ownership upon the exercise of options exercisable within 60 days of December 31, 1994.

(2) Includes 109,460 Common Shares which are subject to options held by the reporting person which are exercisable within 60 days of December 31, 1994. Does not include 4,295 Common Shares which are subject to options exercisable by the reporting person in increments of 50% each year for next two years, 4,789 Common Shares which are subject to options exercisable by the reporting person in increments of 33 1/3% each year for next three years, 8,902 Common Shares which are subject to options exercisable by the reporting person in increments of 25% each year for next four years and
     47,496 Common Shares which are subject to Supplemental Retirement Discounted Options. The Supplemental Retirement Discounted Options become exercisable upon termination of the reporting person's employment (other than upon termina tion for cause); provided, however, that the Supplemental Retirement Discounted Options become fully exercisable upon an earlier change in control of the Issuer. For purposes of determining options which are presently exercisable, it is assumed that the reporting person will not terminate his employment with the Issuer during the next 60 days. Also includes 55,982 Common Shares held for the reporting person's account in the Liqui-Box Corporation Employee Stock Ownership Plan. Does not include 1,418 Common Shares held for the reporting person's account under the Liqui-Box 401(k) Plan.

(3) Includes 127,027 Common Shares deposited with the reporting person in his capacity as voting trustee (the "Voting Trustee") of the voting trust (the "Voting Trust") created by the Voting Trust and Right of First Refusal Agreement, effective as of September 29, 1993 (the "Voting Trust Agree ment"), by and among Mary Ann Davis, the former wife of the reporting person and the beneficial owner of such Common Shares, and the reporting person, both as Voting Trustee and individually. The reporting person exercises sole voting power with respect to the Common Shares deposited in the Voting Trust. Mary Ann Davis retains investment power with respect to such Common Shares, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon. The Voting Trust expires on September 29, 2003.

          (c) On April 1, 1994, the reporting person transferred 127,027 Common Shares (the "Voting Trust Shares") to Samuel B. Davis, as Voting Trustee, pursuant to the Voting Trust Agreement. The transfer to the Voting Trustee of the Voting Trust Shares was made pursuant to an Agreed Judgment Entry (Decree of Divorce), filed on December 23, 1993, in the case of Mary Ann Davis v. Samuel B. Davis, Case No. 91DR-07-3355, in the Court of Common Pleas of Franklin County, Ohio, Division of Domestic Relations. The reporting person exercises sole voting power with respect to the Voting Trust Shares. Mary Ann Davis retains investment power with respect to the Voting Trust Shares, subject to a right of first refusal in the reporting person, and the right to receive dividends thereon.

                Other than the transactions reported in the preceding paragraph, in the following table and in Item 3, the reporting person has not effected any transactions in Common Shares of the Issuer during the 1994 fiscal year of the Issuer:





Number of                                         Type of
Common Shares     Date         Consideration    Transaction

   8,902          12/27/94     N/A              Receipt of Stock Option
                                                granted pursuant to
                                                Liqui-Box Corporation
                                                1990 Stock Option Plan,
                                                exercisable in
                                                increments of 25% per
                                                year beginning on first
                                                anniversary following
                                                grant date


  17,803          12/27/94     N/A              Receipt of Supplemental
                                                Retirement Discounted
                                                Options granted pursuant
                                                to Liqui-Box Corporation
                                                1990 Stock Option Plan



          (d)  See Item 5(c).

          (e)  Inapplicable.


Item 6. Contracts, Arrangements, Understandings or Relation ships with Respect to Securities of the Issuer.

          There are no contracts, arrangements, understandings or relationships (legal or otherwise) not disclosed in Item 5 between the reporting person and any other person with respect to any securities of the Issuer, except that the Trustee of the Liqui-Box Corporation Employee Stock Ownership Plan may vote the 55,982 Common Shares held in the account of the reporting person in its discretion if he does not exercise his power to direct the Trustee how to vote and the Trustees of the Liqui-Box 401(k) Plan exercise shared voting and investment power with respect to the Common Shares held in the reporting person's account in the Liqui-Box 401(k) Plan.


Item 7.  Material to be Filed as Exhibits.

(1) Voting Trust and Right of First Refusal Agreement, effective as of September 29, 1993, by and among Mary Ann Davis,
     Samuel B. Davis, as Voting Trustee, and Samuel B. Davis, individually.



                           SIGNATURE

           After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    February 28, 1995               /s/ Samuel B. Davis
                                             Samuel B. Davis